                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                      )
The AES Corporation                   )                         File No. 70-9465
                                      )



            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935


         On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27063 in File No. 70-9465 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, ("the Act") to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. The requested certificate is set forth below (as an attachment) for the period ending September 30, 2000.

                             Respectfully submitted,


                             /s/ Earle H. O'Donnell
                             ---------------------------------------

                             Earle H. O'Donnell
                             Julia Dryden English
                             Andrew B. Young
                             Dewey Ballantine LLP
                             1775 Pennsylvania Avenue, NW
                             Washington, D.C. 20006

Dated:  November 28, 2000

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                        QUARTER ENDED SEPTEMBER 30, 2000


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended September 30, 2000:
      a) 12 months ended September 30, 2000 GAAP consolidated income statement
      b) 12 months ended September 30, 2000 pro rata consolidated income statement

2)    Balance Sheet of The AES Corporation at September 30, 2000
      a)    GAAP Basis Consolidated Balance Sheet
      b)    Pro Rata Consolidated Balance Sheet

3)    Statement of Income CILCORP Inc. for the 12 months ended September 30,
      2000

4)    Statement of Income CILCO for the 12 months ended September 30, 2000

5)    Consolidated Balance Sheet of CILCORP Inc. at September 30, 2000

6)    Consolidated Balance Sheet of CILCO at September 30, 2000

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2000 - GAAP BASIS

-----------------------------------------------------------------------------
                                        Twelve
                                        Months           %
                                        Ended            of
                                      9/30/2000        Sales
-----------------------------------------------------------------------------
($ in millions,
 except per
 share amounts)

REVENUES:
Sales and services                     $      5,903         100%

OPERATING COSTS
 AND EXPENSES:
Cost of sales
 and services                                 4,378          74%
Selling, general and
 administrative
 expenses                                        96           2%
Provision to reduce
 contract receivables                             8            -
                                   -----------------

Total operating costs
 and expenses                                 4,482          76%
                                   -----------------

OPERATING INCOME                              1,421          24%

OTHER INCOME AND
 (EXPENSE):
Interest expense                             (1,171)        -20%
Interest and other
 income                                         208           3%
Foreign currency
 transaction gain (loss)                          9            -
Equity in earnings of
 affiliates (before
 income tax)                                    398           7%

INCOME BEFORE
 INCOME TAXES
 AND MINORITY
 INTEREST                                       865          15%

Income tax provision                            222           4%
Minority interest                                87           1%
                                   -----------------

INCOME BEFORE
 EXTRAORDINARY ITEM                             556           9%

Extraordinary item, net of tax -
Early extinguishment of debt                    (24)          0%
                                   -----------------

NET INCOME                             $        532           9%
                                   =================

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2000 - PRORATA BASIS

------------------------------------------------------------------------
                                     Twelve
                                     Months         %
                                      Ended        of
                                    9/30/2000     Sales
------------------------------------------------------------------------
($ in millions,
 except per
 share amounts)

REVENUES:
Sales and services                  $    7,935        100%

OPERATING COSTS
 AND EXPENSES:
Cost of sales
 and services                            5,832         73%
Selling, general and
 administrative
 expenses                                   96          1%
Provision to reduce
 contract receivables                       39           -
                                   ------------

Total operating costs
 and expenses                            5,967         75%
                                   ------------

OPERATING INCOME                         1,968         25%

OTHER INCOME AND
 (EXPENSE):
Interest expense                        (1,514)       -19%
Interest and other
 income                                    296          3%
Foreign currency
 transaction gain (loss)                   115           -

INCOME BEFORE
 INCOME TAXES
 AND MINORITY
 INTEREST                                  865         11%

Income tax provision                       222          3%
Minority interest                           87          1%
                                   ------------

INCOME BEFORE
 EXTRAORDINARY ITEM                        556          7%

Extraordinary item, net of tax -
Early extinguishment of debt               (24)         0%
                                   ------------

NET INCOME                          $      532          7%
                                   ============

THE AES CORPORATION
GAAP BASIS CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2000
($ in millions)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                      $  1,322
Short-term investments                                              365
Accounts receivable, net                                          1,844
Inventory                                                           525
Receivable from affiliates                                           37
Deferred income taxes                                               348
Prepaid revenue receivable (Thames)                                 543
Prepaid expenses and other current assets                           819
                                                               --------
Total current assets                                              5,803

PROPERTY, PLANT AND EQUIPMENT
Land                                                                263
Electric generation and distribution assets                      18,884
Accumulated depreciation and amortization                        (1,132)
Construction in progress                                          2,703
                                                               --------
PROPERTY, PLANT AND EQUIPMENT, NET                               20,718

OTHER ASSETS
Deferred financing costs                                            319
Project development costs                                           101
Investments in and advances to affiliates                         3,901
Debt service reserves and other deposits                            882
Electricity sales concessions and contracts                       1,254
Goodwill                                                            953
Other assets                                                      1,247
                                                               --------
TOTAL OTHER ASSETS                                                8,657

Total                                                          $ 35,178
                                                               ========



LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                               $    802
Accrued interest                                                    788
Accrued and other liabilities                                     1,448
Project financing debt - current portion                          2,321
                                                               --------
TOTAL CURRENT LIABILITIES                                         5,359

LONG-TERM LIABILITIES
Project financing debt                                           12,281
Other notes payable                                               3,294
Deferred incomes taxes                                            2,373
Other long-term liabilities                                       2,817
                                                               --------
TOTAL LONG-TERM LIABILITIES                                      20,765

Minority interest                                                 1,360

TECONS                                                            1,528

Preferred Stocks                                                     41

STOCKHOLDERS' EQUITY
Common Stock                                                          5
Contributed capital / Additional paid in capital                  5,569
Retained earnings                                                 2,153
Accumulated other comprehensive loss                             (1,602)
                                                               --------
TOTAL STOCKHOLDERS' EQUITY                                        6,125

Total                                                          $ 35,178
                                                               ========

THE AES CORPORATION
PRO RATA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2000
($ in millions)

ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                      $  1,106
    Short-term investments                                              286
    Accounts receivable, net                                          1,363
    Inventory                                                           505
    Receivable from affiliates                                           37
    Deferred income taxes                                               331
    Contract Receivable                                                 543
    Prepaid expenses and other current assets                           599
                                                                  ---------
    Total current assets                                              4,770

PROPERTY, PLANT AND EQUIPMENT
    Land                                                                262
    Electric generation and distribution assets                      15,353
    Accumulated depreciation and amortization                        (1,061)
    Construction in progress                                          2,453
                                                                  ---------
    Property, plant and equipment, net                               17,007

OTHER ASSETS
    Deferred financing costs,net                                        309
    Project development costs                                            98
    Investments in and advances to affiliates                         3,562
    Debt service reserves and other deposits                            492
    Electricity sales concessions and contracts                       1,254
    Goodwill                                                            953
    Other assets                                                      1,025
                                                                  ---------
    TOTAL OTHER ASSETS                                                7,693

    Total                                                          $ 29,470
                                                                  =========

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                               $    594
    Accrued interest                                                    427
    Accrued and other liabilities                                     1,123
    Other notes payable - current portion                                 -
    Project financing debt - current portion                          2,118
                                                                  ---------
    TOTAL CURRENT LIABILITIES                                         4,262

LONG-TERM LIABILITIES
    Project financing debt                                           11,153
    Other notes payable                                               3,294
    Deferred incomes taxes                                            2,373
    Other long-term liabilities                                       1,453
                                                                  ---------
    TOTAL LONG-TERM LIABILITIES                                      18,273

    Minority interest                                                 1,360

    TECONS                                                            1,528

    Preferred Stocks                                                     41

STOCKHOLDERS' EQUITY
    Common Stock                                                          5
    Contributed capital / Additional paid in capital                  3,788
    Retained earnings                                                 1,541
    Accumulated other comprehensive loss                             (1,328)
                                                                  ---------
    TOTAL STOCKHOLDERS' EQUITY                                        4,006

    Total                                                          $ 29,470
                                                                  =========

                        CONSOLIDATED STATEMENTS OF INCOME
                          CILCORP INC. AND SUBSIDIARIES

                                                                  Twelve Months Ended
                                                                       9/30/2000
Revenue:
CILCO Electric                                               $                       383,340
CILCO Gas                                                                            186,038
CILCO Other                                                                           39,301
Other Businesses                                                                      22,786
                                                           ----------------------------------
        Total                                                                        631,465
                                                           ----------------------------------

Operating expenses:
Fuel for generation and purchased power                                              192,706
Gas purchased for resale                                                             119,309
Other operations and maintenance                                                     125,360
Depreciation and amortization                                                         82,779
Taxes, other than income taxes                                                        39,997
                                                           ----------------------------------
        Total                                                                        560,151
                                                           ----------------------------------

Fixed charges and other:
Interest expense                                                                      68,307
Preferred stock dividends of subsidiary                                                3,273
Allowance for funds used during construction                                            (422)
Other                                                                                  1,096
                                                           ----------------------------------
        Total                                                                         72,254
                                                           ----------------------------------

Income from continuing operations before
  income taxes                                                                          (940)
Income taxes                                                                           2,685
                                                           ----------------------------------

Net income (loss) from continuing operations                                          (3,625)

Income (Loss) from operations of discontinued
  business, net of taxes                                                                (213)
Extraordinary Item                                                                         -
  Net income (loss) before minority interest                                          (3,838)

Minority Interest                                                                          -

                                                           ----------------------------------
  Net income (loss)                                                                   (3,838)

Other comprehensive income                                                                 -

                                                           ----------------------------------
Comprehensive income (loss)                                  $                        (3,838)
                                                           ==================================

                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                      Twelve Months Ended
                                                                         09/30/2000


Operating Revenues:
Electric                                                                   $   383,340
Gas                                                                            186,038
                                                                    -------------------
                                                                               569,378
                                                                    -------------------

Operating Expenses:
Cost of Fuel                                                                   108,079
Cost of Gas                                                                    106,463
Purchased Power                                                                 46,435
Other Operation & Maintenance Expenses                                         110,491
Depreciation and Amortization                                                   69,017
Income Taxes                                                                    24,414
Other Taxes                                                                     39,850
                                                                    -------------------
       Total Operating Expenses                                                504,749
                                                                    -------------------

Operating Income                                                                64,629

Other Income and Deductions
CILCO Owned Life Insurance                                                      (1,096)
Other, Net                                                                      (1,262)
                                                                    -------------------
      Total other income and (deductions)                                       (2,358)
                                                                    -------------------

Income Before Interest Expenses                                                 62,271

Interest Expenses:
Interest on Long-Term Debt                                                      17,997
Cost of Borrowed Funds Capitalized                                                (422)
Other                                                                            5,002
                                                                    -------------------
      Total interest expense                                                    22,577
                                                                    -------------------

Net (loss) Income Before Preferred Dividends                                    39,694
                                                                    -------------------

Preferred Stock Dividends                                                        3,273
                                                                    -------------------

Net Inc Available for Common Stock                                         $    36,421
                                                                    ===================

                                           CILCORP INC. AND SUBSIDIARIES
                                            Consolidated Balance Sheets
                                                  (In thousands)

                                                             September 30,
                                                                  2000
ASSETS                                                        (Unaudited)
Current assets:
Cash and temporary cash investments                            $   15,948
Receivables, less reserves of
  $1,090 and $1,296                                                73,417
Accrued unbilled revenue                                           21,917
Fuel, at average cost                                              15,123
Materials and supplies, at
  average cost                                                     16,943
Gas in underground storage, at
  average cost                                                     31,580
FAC underrecoveries                                                 1,865
Prepayments and other                                              10,501
                                                               ----------
       Total current assets                                       187,294
                                                               ----------
Investments and other property:
Investment in leveraged leases                                    140,796
Cash surrender value of company-owned
  life insurance, net of related
  policy loans of $58,454 and $53,558                               2,589
Other investments                                                  23,462
                                                               ----------
   Total investments and other
     property                                                     166,847
                                                               ----------
Property, plant and equipment:
Utility plant, at original cost
   Electric                                                       670,958
   Gas                                                            214,808
                                                               ----------
                                                                  885,766
Less - accumulated provision for
  depreciation                                                     56,414
                                                               ----------
                                                                  829,352
Construction work in progress                                      54,110
Other, net of depreciation                                            182
                                                               ----------
       Total property, plant and
         equipment                                                883,644
                                                               ----------
Other assets
Goodwill, net of accumulated
   amortization of $13,598 and $2,881                             599,228
Other                                                              74,515
                                                               ----------

  Total other assets                                              673,743
                                                               ----------
       Total assets                                            $1,911,528
                                                               ==========

The accompanying Notes to the Consolidated Financial Statements are an integral part of these Balance Sheets.

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)

                                                                                   September 30,
                                                                                        2000
LIABILITIES AND STOCKHOLDERS' EQUITY                                                (Unaudited)
Current liabilities:
Current portion of long-term debt                                                      $    8,500
Notes payable                                                                             121,200
Accounts payable                                                                           81,294
Accrued taxes                                                                              11,028
Accrued interest                                                                           24,280
PGA overrecoveries                                                                            117
Other                                                                                       4,527
                                                                                       ----------
        Total current liabilities                                                         250,946
                                                                                       ----------
Long-term debt                                                                            729,969
                                                                                       ----------
Deferred credits and other liabilities:
Accumulated deferred income taxes                                                         204,999
Regulatory liability of regulated
  subsidiary                                                                               17,996
Deferred investment tax credits                                                            16,567
Freeman contract liability                                                                110,107
Other                                                                                      73,482
                                                                                       ----------
        Total deferred credits and
       other liabilities                                                                  423,151
                                                                                       ----------
Preferred stock of subsidiary                                                              41,120
                                                                                       ----------
Stockholders' equity:
Common stock, no par value;
  authorized 10,000 shares -
  outstanding 1,000 shares                                                                     --
Additional Paid-in Capital                                                                468,833
Retained deficit                                                                           (2,491)
                                                                                       ----------
        Total stockholders' equity                                                        466,342
                                                                                       ----------
Commitments and contingencies

        Total liabilities and
       stockholders' equity                                                            $1,911,528
                                                                                       ==========

The accompanying Notes to the Consolidated Financial Statements are an integral part of these Balance Sheets.

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)

                                                             September 30,
ASSETS                                                            2000
                                                              (Unaudited)
Utility plant, at original cost:
  Electric                                                      $1,280,853
  Gas                                                              438,174
                                                                ----------
                                                                 1,719,027
  Less - accumulated provision
    for depreciation                                               918,081
                                                                ----------
                                                                   800,946
Construction work in progress                                       54,110
                                                                ----------
     Total utility plant                                           855,056
                                                                ----------
Other property and investments:
Cash surrender value of company-owned
  life insurance (net of related
  policy loans of $58,454 and $53,558)                               2,589
Other                                                                1,200
                                                                ----------
     Total other property and
       investments                                                   3,789
                                                                ----------
Current assets:
Cash and temporary cash investments                                 14,000
Receivables, less reserves of
  $1,090 and $1,296                                                 51,461
Accrued unbilled revenue                                            20,104
Fuel, at average cost                                               15,123
Materials and supplies,
  at average cost                                                   16,020
Gas in underground storage,
  at average cost                                                   31,580
Prepaid taxes                                                        6,865
FAC underrecoveries                                                  1,865
Other                                                               10,433
                                                                ----------
     Total current assets                                          167,451
                                                                ----------
Deferred debits:
Unamortized loss on reacquired debt                                  2,752
Unamortized debt expense                                             1,458
Prepaid pension cost                                                   308
Other                                                               18,169
                                                                ----------
     Total deferred debits                                          22,687
                                                                ----------
Total assets                                                    $1,048,983
                                                                ==========

The accompanying Notes to the Consolidated Financial Statements are an integral part of these Balance Sheets.

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)

                                                       September 30,
CAPITALIZATION AND LIABILITIES                             2000
                                                        (Unaudited)
Capitalization:
Common stockholder's equity:
   Common stock, no par value;
     authorized 20,000,000 shares;
     outstanding 13,563,871 shares                       $  185,661
Additional Paid-in Capital                                   27,000
Retained earnings                                           139,424
Accumulated other comprehensive income                          (60)
                                                         ----------
        Total common stockholder's equity                   352,025
Preferred stock without mandatory
  redemption                                                 19,120
Preferred stock with mandatory redemption                    22,000
Long-term debt                                              245,969
                                                         ----------
         Total capitalization                               639,114
                                                         ----------
Current liabilities:
Current maturities of long-term debt                             --
Notes payable                                                75,200
Accounts payable                                             49,954
Accrued taxes                                                23,715
Accrued interest                                              4,742
PGA overrecoveries                                              117
Level payment plan                                               --
Other                                                         4,454
                                                         ----------
         Total current liabilities                          158,182
                                                         ----------
Deferred credits and other liabilities:
Accumulated deferred income taxes                           141,655
Regulatory liability                                         17,996
Deferred investment tax credit                               16,567
Capital lease obligation                                        763
Other                                                        74,706
                                                         ----------
         Total deferred credits and
           other liabilities                                251,687
                                                         ----------
Total capitalization and
  liabilities                                            $1,048,983
                                                         ==========

The accompanying Notes to the Consolidated Financial Statements are an integral part of these Balance Sheets.

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)

     ---------------------------------------------------- ------------------------- ------------------------
                                                          12 Mos. 9/30/00               12 Mos. 12/31/99
     ---------------------------------------------------- ------------------------- ------------------------
     GROSS REVENUES %-CILCO                                                 10.29%                   15.14%
     CILCO                                                                     609                      562
     AES                                                                     5,903                    3,253
     AES/CILCORP                                                             5,916                    3,713
     ---------------------------------------------------- ------------------------- ------------------------
     GROSS REVENUES %-CILCORP                                               10.67%                   15.65%
     CILCORP (Including CILCO)                                                 631                      581
     AES                                                                     5,903                    3,253
     AES/CILCORP                                                             5,916                    3,713
     ---------------------------------------------------- ------------------------- ------------------------
     NET OPERATING REVENUES %-CILCO                                          9.04%                   12.69%
     CILCO                                                                     393                      376
     AES                                                                     4,416                    2,655
     AES/CILCORP                                                             4,347                    2,962
     ---------------------------------------------------- ------------------------- ------------------------
     NET OPERATING REVENUES %-CILCORP                                        9.25%                   13.64%
     CILCORP (Including CILCO)                                                 402                      404
     AES                                                                     4,416                    2,655
     AES/CILCORP                                                             4,347                    2,962
     ---------------------------------------------------- ------------------------- ------------------------
     OPERATING INCOME %-CILCO                                                5.92%                    5.78%
     CILCO                                                                      84                       55
     AES                                                                     1,421                      925
     AES/CILCORP                                                             1,419                      952
     ---------------------------------------------------- ------------------------- ------------------------
     OPERATING INCOME %-CILCORP                                              5.00%                    4.30%
     CILCORP (Including CILCO)                                                  71                       41
     AES                                                                     1,421                      925
     AES/CILCORP                                                             1,419                      952
     ---------------------------------------------------- ------------------------- ------------------------
     NET INCOME %-CILCO                                                      6.99%                    6.99%
     CILCO                                                                      36                       16
     AES                                                                       532                      228
     AES/CILCORP                                                               515                      229
     ---------------------------------------------------- ------------------------- ------------------------
     NET INCOME %-CILCORP                                                   -0.78%                   -0.44%
     CILCORP (Including CILCO)                                                 (4)                      (1)
     AES                                                                       532                      228
     AES/CILCORP                                                               515                      229
     ---------------------------------------------------- ------------------------- ------------------------
     NET ASSETS %-CILCO                                                      3.56%                    4.86%
     CILCO                                                                   1,049                    1,056
     AES                                                                    29,470                   21,744
     AES/CILCORP                                                            29,470                   21,744
     ---------------------------------------------------- ------------------------- ------------------------
     NET ASSETS %-CILCORP                                                    6.49%                    8.42%
     CILCORP (Including CILCO)                                               1,912                    1,831
     AES                                                                    29,470                   21,744
     AES/CILCORP                                                            29,470                   21,744
     ---------------------------------------------------- ------------------------- ------------------------

                                          CILCO/CILCORP CONTRIBUTIONS TO
                                     AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                          (PRO RATA CONSOLIDATION BASIS)
                                                       ($MM)

     ---------------------------------------------------- ------------------------- ------------------------
                                                               12 Mos. 9/30/00      12 Mos. 12/31/99
     ---------------------------------------------------- ------------------------- ------------------------
     GROSS REVENUES %-CILCO                                                  7.66%                   11.78%
     CILCO                                                                     609                      562
     AES                                                                     7,935                    4,309
     AES/CILCORP                                                             7,948                    4,769
     ---------------------------------------------------- ------------------------- ------------------------
     GROSS REVENUES %-CILCORP                                                7.94%                   12.18%
     CILCORP (Including CILCO)                                                 631                      581
     AES                                                                     7,935                    4,309
     AES/CILCORP                                                             7,948                    4,769
     ---------------------------------------------------- ------------------------- ------------------------
     NET OPERATING REVENUES %-CILCO                                          6.14%                    9.49%
     CILCO                                                                     393                      376
     AES                                                                     6,468                    3,656
     AES/CILCORP                                                             6,398                    3,963
     ---------------------------------------------------- ------------------------- ------------------------
     NET OPERATING REVENUES %-CILCORP                                        6.28%                       --
     CILCORP (Including CILCO)                                                 402
     AES                                                                     6,468
     AES/CILCORP                                                             6,398
     ---------------------------------------------------- ------------------------- ------------------------
     OPERATING INCOME %-CILCO                                                4.30%                    4.29%
     CILCO                                                                      84                       55
     AES                                                                     1,968                    1,256
     AES/CILCORP                                                             1,953                    1,283
     ---------------------------------------------------- ------------------------- ------------------------
     OPERATING INCOME %-CILCORP                                              3.63%                    3.20%
     CILCORP (Including CILCO)                                                  71                       41
     AES                                                                     1,968                    1,256
     AES/CILCORP                                                             1,953                    1,283
     ---------------------------------------------------- ------------------------- ------------------------
     NET INCOME %-CILCO                                                      6.99%                    6.99%
     CILCO                                                                      36                       16
     AES                                                                       532                      228
     AES/CILCORP                                                               515                      229
     ---------------------------------------------------- ------------------------- ------------------------
     NET INCOME %-CILCORP                                                   -0.78%                   -0.44%
     CILCORP (Including CILCO)                                                 (4)                      (1)
     AES                                                                       532                      228
     AES/CILCORP                                                               515                      229
     ---------------------------------------------------- ------------------------- ------------------------
     NET ASSETS %-CILCO                                                      2.98%                    4.64%
     CILCO                                                                   1,049                    1,056
     AES                                                                    35,176                   22,759
     AES/CILCORP                                                            35,176                   22,759
     ---------------------------------------------------- ------------------------- ------------------------
     NET ASSETS %-CILCORP                                                    5.44%                    8.05%
     CILCORP (Including CILCO)                                               1,912                    1,831
     AES                                                                    35,176                   22,759
     AES/CILCORP                                                            35,176                   22,759
     ---------------------------------------------------- ------------------------- ------------------------

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at September 30, 2000 (excluding CILCO):

                                                                        AES          AES
                                                        Capacity      Interest      Equity      Regulatory
     Unit                                  Country        (MW)          (%)          (MW)          Status
                                           -------        ----          ---          ----          ------
     AES Deepwater                           USA               143        100.00      143.00        QF
     AES Beaver Valley                       USA               125        100.00      125.00        QF
     AES Placerita                           USA               120        100.00      120.00        QF
     AES Thames                              USA               181        100.00      181.00        QF
     AES Shady Point                         USA               320        100.00      320.00        QF
     AES Hawaii                              USA               180        100.00      180.00        QF
     AES Warrior Run                         USA               180        100.00      180.00        QF
     AES Eastern Energy (4 plants)           USA             1,268        100.00    1,268.00       EWG
     AES Alamitos                            USA             2,083        100.00    2,083.00       EWG
     AES Redondo Beach                       USA             1,310        100.00    1,310.00       EWG
     AES Huntington Beach                    USA               563        100.00      563.00       EWG
     AES Kingston                          Canada              110         50.00       55.00       EWG
     AES San Nicholas                   Argentina              650         69.00      448.50       EWG
     AES Cabra Corral                   Argentina              102         98.00       99.96       FUCO
     AES El Tunal                       Argentina               10         98.00        9.80       FUCO
     AES Sarmiento                      Argentina               33         98.00       32.34       FUCO
     AES Ullum                          Argentina               45         98.00       44.10       FUCO
     AES Quebrada                       Argentina               45        100.00       45.00       FUCO
     AES Alicura                        Argentina            1,000         59.00      590.00       FUCO
     Fontes Nova-Light                     Brazil              144         17.00       24.48       FUCO
     Ilha dos Pombos - Light               Brazil              164         17.00       27.88       FUCO
     Nilo Pecanha - Light                  Brazil              380         17.00       64.60       FUCO
     Pereira Passos - Light                Brazil              100         17.00       17.00       FUCO
     CEMIG (37 plants)                     Brazil            5,668         8.70*      493.12       FUCO
     EGE Bayano (2 plants)                 Panama              187         49.00       91.63       FUCO
     EGE Chiriqui (2 plants)               Panama               90         49.00       44.10       FUCO
     AES Los Mina                         Dom. Rep.            210        100.00      210.00       EWG
     ECOGEN (2 plants)                    Australia            949        100.00      949.00       FUCO
     AES Mt. Stuart                       Australia            288        100.00      288.00       FUCO
     AES Xiangci - Cili                     China               26         51.00       13.26       FUCO
     Wuhu                                   China              250         25.00       62.50       FUCO
     Yangchun                               China               15         25.00        3.75       FUCO
     Chengdu Lotus City                     China               48         35.00       16.80       FUCO
     AES Jiaozou                            China              250         70.00      175.00       FUCO
     AES Hefei (2 plants)                   China              115         70.00       80.50       FUCO
     AES Chongqing Nanchuan                 China               50         70.00       35.00       FUCO
     AES Ekibastuz                       Kazakhstan          4,000        100.00    4,000.00       FUCO
     AES Ust-Kamenogorsk GES             Kazakhstan            331        100.00      331.00       FUCO
     AES Shulbinsk GES                   Kazakhstan            702        100.00      702.00       FUCO
     AES Ust-Kamenogorsk TETS            Kazakhstan          1,464        100.00    1,464.00       FUCO
     AES Leninogorsk TETS                Kazakhstan            418        100.00      418.00       FUCO
     AES Sogrinsk TETS                   Kazakhstan            349        100.00      349.00       FUCO
     AES Semiplatinsk TETS               Kazakhstan            510        100.00      510.00       FUCO
     OPGC                                   India              420         49.00      205.80       FUCO
     AES Lal Pir                          Pakistan             351         90.00      315.90       FUCO
     AES Pak Gen                          Pakistan             344         90.00      309.60       FUCO
     AES Borsod                            Hungary             171        100.00      171.00       FUCO

     AES Tisza II                          Hungary             860      100.00         860.00      FUCO
     AES Tiszapalkonya                     Hungary             250      100.00         250.00      FUCO
     AES Elsta                           Netherlands           405       50.00         202.50      FUCO
     Medway                                 U.K.               688       25.00         172.00      FUCO
     AES Indian Queens                      U.K.               140      100.00         140.00       EWG
     Kilroot                                U.K.               520       92.00         478.40      FUCO
     Belfast West                           U.K.               120       92.00         110.40      FUCO
     AES Barry                              U.K.               230      100.00         230.00      FUCO
     AES Drax Power Ltd.                    U.K.             4,065      100.00       4,065.00      FUCO
     AES Tiete (10 plants)                 Brazil            2,650       44.00       1,166.00      FUCO
     AES Uruguaiana                        Brazil              150      100.00         150.00      FUCO
     AES Gardabani                         Georgia             600      100.00         600.00      FUCO
     AES Khrami I                          Georgia             113      100.00         113.00      FUCO
     AES Khrami II                         Georgia             110      100.00         110.00      FUCO
     EDC (7 plants)                       Venezuela          2,265       87.00       1,970.55      FUCO
     AES Merida III                         Mexico             484       55.00         266.20      FUCO
                                                            ------                  ---------
     TOTAL - September 30, 2000                             40,112                  30,054.67
     Pct. Of Foreign Generation                             83.86%                     78.46%

      * CEMIG owns 9% of 36 plants accounting for 5,458 MW and 1% of 1 plant accounting for 210 MW.


CILCO Generating Plants at September 30, 2000:

                                                                       AES          AES
                                                        Capacity    Interest       Equity      Regulatory
     Unit                                   Country       (MW)         (%)          (MW)         Status
                                            -------       ----         ---          ----         ------
     Edwards (3 units)                        USA              740    100.00            740       IL PUC
     Duck Creek                               USA              366    100.00            366       IL PUC
     Indian Trails                            USA               10    100.00             10       IL PUC
     Sterling Avenue                          USA               30    100.00             30       IL PUC
     Hallock Power Modules                    USA               13    100.00             13       IL PUC
     Kickapoo Power Modules                   USA               13    100.00             13       IL PUC
                                                             -----                    -----
     TOTAL - September 30, 2000                              1,172                    1,172


Revenues from generation capacity - 12 months ended September 30, 2000:

         CILCO                                       153          4%
         AES (excluding CILCO)                     3,464         96%
                                                   -----        ----
              Total                                3,617        100%

CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of capacity owned by CILCO and a 988 MW increase in the amount of capacity owned by AES from 29,066.67 to 30,054.67 MW since June 30, 2000. There has also been an 11.3% increase in the total revenues earned from the capacity owned by AES and CILCO since June 30, 2000. The percentage of total revenues derived from the capacity owned by CILCO has decreased from 5% to 4%.

The physical location of the MW capacity added by AES since June 30, 2000 is in Mexico and Argentina.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC AND GAS DISTRIBUTION:

CILCO elec/gas transmission/distribution assets at September 30, 2000               751
Total AES (excl CILCO) electric distr. assets at June 30, 2000                   15,711
                                                                                 ------
     Total transmission and distribution assets                                  16,462

CILCO elec/gas transm/distr revenues - 12 mos. September 30, 2000                   416
AES (excl CILCO) electric distr. revenues - 12 mos. June 30, 2000                 3,853
                                                                                  -----
     Total electric/gas transm/distr. revenues                                    4,269

CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES distribution revenues are derived from the total distribution revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCO have increased by 1.7% since June 30, 2000 and the total revenues derived from such assets has increased by 15.3% since June 30, 2000. CILCO's transmission and distribution assets and the revenues derived from such assets have increased slightly since June 30, 2000 while AES' transmission and distribution assets and the revenues derived from such assets have increased more substantially since June 30, 2000. Accordingly, CILCO's percentage of the total transmission and distribution assets has remained the same at 4.6% and CILCO's percentage of the total revenues from such assets has decreased from 11.1% to 9.7% since June 30, 2000.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system.

ITEM (6) PER EXEMPTION ORDER:

No application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP.

                                    SIGNATURE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 28th day of November, 2000 by the undersigned thereunto duly authorized.

                                              The AES Corporation


                                         By:  /s/ William R. Luraschi
                                              -----------------------
                                              William R. Luraschi
                                              General Counsel and Secretary